Exhibit 97
NORTHSTAR HEALTHCARE INCOME, INC.

COMPENSATION RECOUPMENT POLICY

Defined Terms

For purpose of this policy, the following terms have the following meanings:

“Company” means NorthStar Healthcare Income, Inc.

“Compensation Committee” means the Compensation Committee of the Board of Directors of the Company.

“Covered Executive” means any Executive Officer of the Company.

“Effective Date” means the effective date of this policy, which shall be April 11, 2023.

“Equity Incentive Awards” means stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or other stock-based awards, that are issued under any Company plan or agreement and payable in Shares or cash, and that are granted, earned or vested based wholly or partly upon the attainment of any publicly reported financial information related to the Company or one or more of its subsidiaries.

“Executive Officer” means an officer as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

“Non-Equity Incentive Compensation” means any variable cash compensation that is issued under any Company plan or agreement and that is granted, earned or vested based wholly or partly on publicly reported financial information related to the Company or one or more of its subsidiaries.

“Shares” means shares of common stock of the Company.

Compensation Recoupment Policy

In the event the Company is required to prepare an accounting restatement due to its material noncompliance with financial reporting requirements under the U.S. securities laws, the Company shall, as directed by the Compensation Committee in its discretion and to the extent permitted by governing law, require reimbursement of incentive compensation (in an amount deemed appropriate by the Compensation Committee under the circumstances) from each Covered Executive who, at any time after the Effective Date and during the three-year period preceding the date on which the Company is required to prepare the accounting restatement, (i) received payment of Non-Equity Incentive Compensation, or (ii) realized compensation from Equity Incentive Awards, in either case based on, and solely to the extent of, the erroneous financial data.

General

1.    These rights to recoupment are in addition to any other rights that the Company may have against any Covered Executive, including any remedies at law or in equity. Application of this policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company, including termination of employment or institution of civil or criminal proceedings.

2.    Notwithstanding anything in this policy to the contrary, it is intended that the policy be administered in a manner that will comply with applicable law and securities exchange listing requirements. The Compensation Committee is authorized to adopt amendments to this policy, as well as rules and procedures deemed necessary or appropriate to comply with such laws and the regulations thereunder.

3.    This policy shall be administered by the Compensation Committee, which shall have sole discretion as to if, when and how to seek recovery from a Covered Executive. Recovery may be obtained
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by reducing future incentive compensation, cancelling outstanding incentive compensation, seeking repayment of incentive compensation paid to the Covered Executive, or otherwise as determined by the Compensation Committee. All actions by the Compensation Committee to recover compensation under this policy shall be taken in accordance with applicable law.

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